SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 20, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated April 20, 2005 re: Partner Communications Reports First Quarter 2005 Results, attaching full financial report.

PARTNER COMMUNICATIONS REPORTS

FIRST QUARTER 2005 RESULTS

COMPLETES REPURCHASE OF 18.0% OF ITS OUTSTANDING SHARES

Rosh Ha’ayin, Israel, April 20, 2005 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its Q1 2005 results. For the first quarter ended March 31st 2005, Partner reported revenues of NIS 1,260.5 million (US$ 289.0 million) and net income of NIS 124.5 million (US$ 28.5 million). Partner also completed a public debt offering of NIS 2.0 billion, believed to be the largest corporate debt offering ever in Israel, and subsequent to the end of the quarter entered into a new, more flexible bank credit facility and repurchased approximately 33.3 million of its shares from its founding Israeli shareholders.

Q1 2005 vs. Q1 2004 Comparison
	Q1 2005	Q1 2004	Change (%)

Revenues (NIS millions)	1,260.5	1,218.6	3.4
EBITDA (NIS millions)	400.6	367.8	8.9
Operating Profit (NIS millions)	236.8	235.3	0.6
Income before Taxes (NIS millions)	185.9	148.3	25.4
Net Income (NIS millions)	124.5	91.8	35.6
Cash flow from operating activities net of investing
activities (NIS millions)	81.8	84.0	(2.7)
Subscribers (thousands)	2,372	2,165	9.6
Estimated Market Share (%)	32	32	0
Quarterly Churn Rate (%)	3.9	3.3	18.1
Average Monthly Usage per Subscriber (minutes)	288	280	2.9
Average Monthly Revenue per Subscriber (NIS)	157	168	(6.5)
Average Subscriber Acquisition Costs (NIS)	229	267	(14.2)

Commenting on the first quarter results, Amikam Cohen, Partner’s CEO said: “In the first quarter of 2005 we continued improving our financial and operational performance, driven by the excellent quality of our network, our first class customer service and our unrelenting passion for innovative voice, content and data solutions. Our subscriber base continued to grow, and over 20,000 subscribers are already experiencing the wide range of 3G services available on our network. Partner’s record public debt offering of NIS 2.0 billion which was completed at the end of this quarter also demonstrates the level of public trust in and support for our company, and our continued success in the Israeli market.”

Financial Review

Revenues in Q1 2005 totaled NIS 1,260.5 million (US$ 289.0 million), up 3.4% compared with Q1 2004 and down 4.4% compared with Q4 2004. Increased revenues as compared with Q1 2004 were driven primarily by higher service revenues derived from a larger subscriber base. Compared with Q4 2004, the reduction was largely due to the impact of the reduction in interconnection tariffs as well as the seasonal decline in service revenues. Content and data revenues in Q1 2005 were 7.5% of total revenues, up from 6.8% in Q1 2004 and 7.2% in Q4 2004, driven primarily by non-SMS content and data services. Compared with Q1 2004, non-SMS content and data revenues increased by 20.6% in Q1 2005.

The cost of revenues related to services rose by 8.8% in Q1 2005 to NIS 743.3 million (US$ 170.4 million) compared with NIS 683.5 million in Q1 2004 and by 0.5% compared with NIS 739.5 million in Q4 2004. The increase from Q1 2004 was driven primarily by higher depreciation and amortization charges following the launch of the 3G network towards the end of the previous quarter, and increased minutes of use resulting in higher variable costs. The increase compared with Q4 2004 was due predominantly to higher 3G network depreciation and amortization charges. The cost of revenues related to equipment was NIS 181.5 million (US$ 41.6 million) in Q1 2005, an increase of 5.4% compared with NIS 172.2 million in Q1 2004 and a decrease of 14.2% compared with NIS 211.5 million in Q4 2004. The increase from Q1 2004 was driven primarily by more advanced and higher priced handsets. The decrease from Q4 2004 was primarily due to the reduction in the number and pricing of handset sales to new and upgrading subscribers.

Overall, gross profit was NIS 335.6 million (US$ 77.0 million) in Q1 2005, representing a 7.5% decrease from NIS 363.0 million in the first quarter of 2004, and an 8.8% decrease from NIS 368.1 million in Q4 2004. The gross profit margin declined to 26.6% of total revenues, compared with 29.8% in Q1 2004 and 27.9% in Q4 2004. The decrease was primarily due to increased depreciation, amortization and network expenses from the launch of the 3G network and the changes in interconnect tariffs.

Selling and marketing expenses were NIS 57.4 million (US$ 13.2 million) in Q1 2005, down 37.5% from NIS 91.7 million in Q1 2004, and down 24.8% from NIS 76.3 million in Q4 2004, principally driven by reductions in distribution and advertising costs.

General and administrative expenses increased by 15.5% in Q1 2005 to NIS 41.5 million (US$ 9.5 million) compared with NIS 35.9 million in the same quarter in 2004, but decreased by 16.1% compared with NIS 49.5 million in Q4 2004. The increase in general and administrative expenses compared with Q1 2004 resulted primarily from a larger provision for doubtful accounts from receivables on handset sales. The decrease from Q4 2004 largely reflects compensation costs in the previous quarter under the new employee stock option plan.

Overall, Q1 2005 operating profit was NIS 236.8 million (US$ 54.3 million), an increase of 0.6% compared with NIS 235.3 million in Q1 2004. The Company recorded quarterly EBITDA of NIS 400.6 million (US$ 91.9 million) compared with EBITDA in Q1 2004 of NIS 367.8 million, an increase of 8.9%. Q1 2005 EBITDA was 2.0% higher than Q4 2004 EBITDA of NIS 392.7 million. As a percentage of revenues, EBITDA increased to 31.8% in Q1 2005 from 30.2% in Q1 2004 and from 29.8% in Q4 2004.

Financial expenses in Q1 2005 were NIS 50.9 million (US$ 11.7 million), down 41.6% from NIS 87.0 million in Q1 2004. Compared with Q4 2004, financial expenses decreased by 19.9% from NIS 63.5 million. The decrease in financial expenses compared with Q1 2004 was driven primarily by lower expenses related to currency differences and lower bank debt levels. The reduction from Q4 2004 principally reflects a reduction in expenses related to currency differences.

Q1 2005 income before taxes increased by 25.4% to NIS 185.9 million (US$ 42.6 million) from NIS 148.3 million for Q1 2004, and 4.0% from NIS 178.8 million for Q4 2004.

Net income for Q1 2005 was NIS 124.5 million (US$ 28.5 million), compared with NIS 91.9 million in Q1 2004, an increase of 35.6%, and compared with NIS 131.4 million in Q4 2004, a decrease of 5.3%.

Funding and Investing Review

In Q1 2005, the Company generated cash flows from operating activities, net of cash flows from investing activities, of NIS 81.8 million (US$ 18.7 million), and repaid its long term bank loans of NIS 99.6 million (US$ 22.8 million). Compared with Q1 2004, cash flows from operating activities, net of cash flows from investing activities, declined by 2.7% from NIS 84.0 million, as an increase of cash flows from operating activities was offset by an increased level of investment in fixed assets.

Net investment in fixed assets totaled NIS 186.3 million (US$ 42.7 million) in Q1 2005, up from NIS 144.4 million in Q1 2004 and NIS 129.6 million in Q4 2004. This resulted mainly from the Company’s accelerated 3G network build-out.

On March 31, 2005, Partner completed an offering of NIS 2,000 million of unsecured Series A notes, which were issued at their NIS par value. The notes were registered in Israel. Of these notes, approximately NIS 36.5 million was purchased by Partner Future Communications 2000 Ltd. (“PFC”), a wholly owned subsidiary of the Company. The net proceeds from the offering (received on April 3, 2005) were approximately NIS 1,927 million (approximately US$ 442 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until March 31, 2012. The Notes bear NIS interest at the rate of 4.25% per year, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company’s previous facility.

On April 20, 2005, following the Company’s successful bond offering, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009. As a result, the interest rate margin on both facilities will be decreased. The total maximum availability under the new credit facility will be approximately $275 million as of May 1, 2005.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders were reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The total consideration paid for the shares was approximately NIS 1,074 million. The Company cancelled the repurchased shares.

Operational Review

The Company added approximately 32,000 net active subscribers in Q1 2005 compared with approximately 62,000 in Q1 2004 and approximately 71,000 in Q4 2004. The decrease in net subscriber growth compared with the same quarter a year ago is the consequence primarily of an increase in the quarterly churn rate which rose to 3.9% for Q1 2005 compared with 3.3% in Q1 2004, with the increase occurring almost entirely in the prepaid sector. The Company’s active subscriber base at the end of March 2005 was approximately 2,372,000, including approximately 450,000 business sector subscribers or 19% of the base, approximately 1,216,000 postpaid private subscribers, or 51% of the base, and approximately 706,000 prepaid subscribers, or 30% of the base. Overall, the Company estimates its market share to be around 32%.

ARPU for the first quarter of 2005 was NIS 157 (US$ 36.0), compared with NIS 168 in Q1 2004 and NIS 167 in the previous quarter. The decrease was primarily driven by the reduction in interconnection charges.

Average minutes of use (MOU) for the quarter reached 288 minutes per month, compared with 280 minutes per month for Q1 2004 and 288 minutes per month for Q4 2004.

The average cost of acquiring new subscribers (SAC) in Q1 2005 decreased to NIS 229 (US$ 52.5), from NIS 267 in Q1 2004 due mainly to a reduction in handset costs and NIS 339 in Q4 2004 due mainly to a lower level of sales promotions in Q1 2005 as compared to Q4 2004,.

Outlook and Guidance

Commenting on the Company’s outlook, Mr. Alan Gelman, Partner’s Chief Financial Officer said: “We reaffirm the annual guidance we gave for 2005 in our press release on February 7th, 2005 and are very pleased with the results for the first quarter of 2005, which are in line with that guidance. We believe that the completion of the share repurchase along with our improved debt structure as a result of the NIS debt offering and our new, more flexible bank facility will deliver value for both our shareholders and bondholders alike, by optimizing our leverage level and allowing for future growth opportunities and future dividend payments.”

Regarding the possibility of future dividend payments, Mr Gelman stated that: “We do not intend to use the proceeds from the bond offering and the new facility to pay an immediate dividend to our shareholders. We intend to use the balance of the funds available principally to call the 13% $175 million senior subordinated notes on August 15, 2005. He added that: “Future dividend payments are a possibility, given our level of profitability and our ability to generate positive cash flow. However, due to covenant constraints, the possibility of a dividend payment in 2005 is remote.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first-quarter results on Wednesday, April 20, 2005, at 18:00 Israel local time (11AM Eastern time). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of April 27, 2005.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 2.372 million subscribers in Israel. Partner subscribers can use roaming services in 154 destinations using 335 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information see: http://www.investors.partner.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

–	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

–	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

–	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

–	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

–	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

–	The availability and cost of capital and the consequences of increased leverage;

–	The risks and costs associated with the need to acquire additional spectrum for current and future services;

–	The risks associated with technological requirements, technology substitution and changes and other technological developments;

–	Fluctuations in exchange rates;

–	The results of litigation filed or to be filed against us; and

–	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

–	As well as the risk factors specified under the heading “Risk Factors” in our 2003 annual report on form 20-F filed with the SEC on April 30, 2004.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q1 2005 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2005: US US$1.00 equals NIS 4.361. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial statements.

Contacts:
Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,596	4,611	1,054	1,057
Accounts receivable:
Trade	634,949	625,220	145,597	143,366
Other	80,620	70,158	18,487	16,088
Inventories	89,084	101,656	20,427	23,310
Deferred income taxes	203,817	255,503	46,736	58,588

T o t a l current assets	1,013,066	1,057,148	232,301	242,409

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables - trade	129,597	96,687	29,717	22,171
Funds in respect of employee rights upon
retirement	70,825	69,128	16,241	15,851

	200,422	165,815	45,958	38,022

FIXED ASSETS, net of accumulated
depreciation and amortization	1,890,102	1,843,182	433,410	422,651

LICENSE AND DEFERRED CHARGES,
net of amortization	1,360,580	1,325,592	311,988	303,965

DEFERRED INCOME TAXES	86,859	94,442	19,917	21,656

	4,551,029	4,486,179	1,043,574	1,028,703

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans	6,113		1,402
Accounts payable and accruals:
Trade	639,019	552,377	146,530	126,663
Other	226,057	307,364	51,836	70,480

T o t a l current liabilities	871,189	859,741	199,768	197,143

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,078,349	1,185,088	247,271	271,747
Notes payable	763,175	753,900	175,000	172,873
Liability for employee rights upon retirement	95,001	92,808	21,784	21,281
Asset retirement obligations	7,792	7,567	1,787	1,735

T o t a l long-term liabilities	1,944,317	2,039,363	445,842	467,636

T o t a l liabilities	2,815,506	2,899,104	645,610	664,779

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and
March 31, 2005 - 235,000,000 shares;
issued and outstanding - December 31,
2004 - 184,037,221 shares and March 31,
2005 - 184,658,114 shares	1,847	1,840	424	422
L e s s - receivable in respect of shares		(2,260)		(518)
Capital surplus	2,380,774	2,362,027	545,924	541,625
Deferred compensation	(20,709)	(23,650)	(4,749)	(5,424)
Accumulated deficit	(626,389)	(750,882)	(143,635)	(172,181)

T o t a l shareholders' equity	1,735,523	1,587,075	397,964	363,924

	4,551,029	4,486,179	1,043,574	1,028,703

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

			Convenience translation into U.S. dollars
	New Israeli shekels		(see note 2b) 3 month period ended March 31,
	3 month period ended March 31,
	2005	2004	2005
	(Unaudited)
	In thousands (except per share data)
REVENUES - net:
Services	1,132,425	1,095,610	259,671
Equipment	128,043	123,036	29,361

	1,260,468	1,218,646	289,032

COST OF REVENUES:
Services	743,333	683,487	170,450
Equipment	181,492	172,179	41,617

	924,825	855,666	212,067

GROSS PROFIT	335,643	362,980	76,965
SELLING AND MARKETING EXPENSES	57,363	91,724	13,154
GENERAL AND ADMINISTRATIVE EXPENSES	41,510	35,941	9,518

OPERATING PROFIT	236,770	235,315	54,293
FINANCIAL EXPENSES - net	50,854	87,028	11,661

INCOME BEFORE TAXES ON INCOME	185,916	148,287	42,632
TAXES ON INCOME	61,423	56,468	14,086

NET INCOME FOR THE PERIOD	124,493	91,819	28,546

EARNINGS PER SHARE ("EPS") :
Basic	0.68	0.50	0.15

Diluted	0.67	0.50	0.15

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	184,288,908	182,981,363	184,288,908

Diluted	186,367,557	184,867,279	186,367,557

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels		(see note 2b)
	3 month period ended March 31,		3 month period ended March 31,
	2005	2004	2005
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	124,493	91,819	28,546
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161,861	134,543	37,116
Amortization of deferred compensation related to
employee stock option grants, net	4,008	381	920
Liability for employee rights upon retirement	2,193	4,683	503
Accrued interest and exchange and linkage differences on long-term liabilities	8,209	25,823	1,883
Deferred income taxes	59,269	55,602	13,591
Income tax benefit in respect of exercise of option granted to
Employees	2,154	866	494
Capital loss (gain) on sale of fixed assets	56	(191)	13
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(42,639)	(42,372)	(9,777)
Other	(10,462)	(15,520)	(2,399)
Increase (decrease) in accounts payable and accruals:
Trade	5,206	87,287	1,193
Other	(81,307)	(86,978)	(18,644)
Decrease (Increase) in inventories	12,572	(38,856)	2,883
Increase in asset retirement obligations	130	40	30

Net cash provided by operating activities	245,743	217,127	56,352

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(162,307)	(126,957)	(37,218)
Purchase of additional spectrum		(2,962)
Proceeds from sale of fixed assets	13	552	3
Funds in respect of employee rights upon retirement	(1,697)	(3,727)	(390)

Net cash used in investing activities	(163,991)	(133,094)	(37,605)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	17,793	8,555	4,080
Repayment of long term bank loans	(99,560)	(89,300)	(22,830)

Net cash used in financing activities	(81,767)	(80,745)	(18,750)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15)	3,288	(3)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,611	3,774	1,057

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,596	7,062	1,054

Supplementary information on investing activities not involving cash flows

At March 31, 2005, trade payables include NIS 106,555,000 ($ 24,433,000) (unaudited) and NIS 69,232,000 ($ 15,878,000) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

RECONCILIATION BETWEEN OPERATING CASH FLOWS
AND EBITDA

	New Israeli shekels*		Convenience translation into U.S. dollars**
	3 Month Period Ended March 31,		3 Month Period Ended March 31,
	2005	2004	2005
	(Unaudited)
	In thousands
Reconciliation between operating cashflows and EBITDA:
Net cash provided by operating activities	245,743	217,127	56,350

Liability for employee rights upon retirement	(2,193)	(4,683)	(503)
Erosion of (Accrued interest and exchange and linkage differences on) long-term liabilities	(8,209)	(25,823)	(1,882)
Increase (decrease) in accounts receivable:
Trade	42,639	42,372	9,778
Other	10,462	15,520	2,399
Decrease (increase) in accounts payable and accruals:
Trade	(5,206)	(87,287)	(1,194)
Other	81,307	86,978	18,644
Increase (decrease) in inventories	(12,572)	38,856	(2,883)
Decrease in Assets Retirement Obligation	(130)	(40)	(30)
Financial Expenses***	48,798	84,752	11,190

EBITDA	400,639	367,772	91,869

*	The financial statements have been prepared on the basis of historical cost.
**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2005: US $1.00 equals 4.361 NIS.
***	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
	( U n a u d i t e d )
	I n t h o u s a n d s

REVENUES - net	1,218,646	1,254,580	1,348,379	1,319,132	1,260,468
COST OF REVENUES	855,666	863,723	944,617	951,008	924,825

GROSS PROFIT	362,980	390,857	403,762	368,124	335,643

SELLING AND
MARKETING
EXPENSES	91,724	76,504	80,691	76,325	57,363

GENERAL AND
ADMINISTRATIVE
EXPENSES	35,941	48,553	47,134	49,505	41,510

OPERATING PROFIT	235,315	265,800	275,937	242,294	236,770
FINANCIAL
EXPENSES - net	87,028	66,011	44,042	63,464	50,854

INCOME BEFORE
TAXES ON INCOME	148,287	199,789	231,895	178,830	185,916
TAX BENEFIT (TAXES
ON INCOME)	(56,468)	(66,374)	(116,992)	(47,414)	(61,423)

NET INCOME FOR THE
PERIOD	91,819	133,415	114,903	131,416	124,493

PARTNER COMMUNICATIONS COMPANY LTD. (An Israeli Corporation)
Summary Operating Data

	Q1 2005	Q1 2004
Subscribers (in thousands)	2,372	2,165
Estimated share of total Israeli mobile telephone subscribers	32%	32%
Churn rate in quarter	3.9%	3.3%
Average monthly usage in quarter per subscriber (minutes)	288	280
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	157	168
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	2,233 (709)	2,143 (725)
Subscriber acquisition costs in quarter per subscriber (NIS)	229	267
Number of employees (full-time equivalent)	3,113	2,962

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2005

(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2005

(Unaudited)

The amounts are stated in New Israeli Shekels (NIS) in thousands.

April 20, 2005

The Board of Directors of
Partner Communications Company Ltd

Re:	Review of condensed consolidated unaudited interim
financial statements for the 3 month period ended March 31, 2005

At your request, we have reviewed the condensed consolidated interim balance sheet of Partner Communications Company Ltd. (hereafter – the Company) at March 31, 2005, the condensed consolidated statements of operations, changes in shareholders’ equity and cash flows for the 3 month period then ended. Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures, include: reading of the aforementioned financial statements, reading of minutes of meetings of shareholders and the board of directors and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the above-mentioned condensed consolidated interim financial statements.

During our review, nothing came to our attention that indicated that significant adjustments should be made in the said interim consolidated condensed financial statements in order for them to be considered as having been prepared in accordance with accounting principles generally accepted in United State and in accordance with SEC regulations for interim financial statements (Regulations S-X: Item 210.10-01).

Sincerely yours,

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,596	4,611	1,054	1,057
Accounts receivable:
Trade	634,949	625,220	145,597	143,366
Other	80,620	70,158	18,487	16,088
Inventories	89,084	101,656	20,427	23,310
Deferred income taxes	203,817	255,503	46,736	58,588

T o t a l current assets	1,013,066	1,057,148	232,301	242,409

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables - trade	129,597	96,687	29,717	22,171
Funds in respect of employee rights upon
retirement	70,825	69,128	16,241	15,851

	200,422	165,815	45,958	38,022

FIXED ASSETS, net of accumulated
depreciation and amortization	1,890,102	1,843,182	433,410	422,651

LICENSE AND DEFERRED CHARGES,
net of amortization	1,360,580	1,325,592	311,988	303,965

DEFERRED INCOME TAXES	86,859	94,442	19,917	21,656

	4,551,029	4,486,179	1,043,574	1,028,703

    Date of approval of the financial statements: April 20, 2005

—————————————— Amikam Cohen Chief Executive Officer	—————————————— Alan Gelman Chief Financial Officer

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans	6,113		1,402
Accounts payable and accruals:
Trade	639,019	552,377	146,530	126,663
Other	226,057	307,364	51,836	70,480

T o t a l current liabilities	871,189	859,741	199,768	197,143

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	1,078,349	1,185,088	247,271	271,747
Notes payable	763,175	753,900	175,000	172,873
Liability for employee rights upon retirement	95,001	92,808	21,784	21,281
Asset retirement obligations	7,792	7,567	1,787	1,735

T o t a l long-term liabilities	1,944,317	2,039,363	445,842	467,636

T o t a l liabilities	2,815,506	2,899,104	645,610	664,779

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and
March 31, 2005 - 235,000,000 shares;
issued and outstanding - December 31,
2004 - 184,037,221 shares and March 31,
2005 - 184,658,114 shares	1,847	1,840	424	422
L e s s - receivable in respect of shares		(2,260)		(518)
Capital surplus	2,380,774	2,362,027	545,924	541,625
Deferred compensation	(20,709)	(23,650)	(4,749)	(5,424)
Accumulated deficit	(626,389)	(750,882)	(143,635)	(172,181)

T o t a l shareholders' equity	1,735,523	1,587,075	397,964	363,924

	4,551,029	4,486,179	1,043,574	1,028,703

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	3 month period ended March 31,		3 month period ended March 31,
	2005	2004	2005
	(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	1,132,425	1,095,610	259,671
Equipment	128,043	123,036	29,361

	1,260,468	1,218,646	289,032

COST OF REVENUES:
Services	743,333	683,487	170,450
Equipment	181,492	172,179	41,617

	924,825	855,666	212,067

GROSS PROFIT	335,643	362,980	76,965
SELLING AND MARKETING EXPENSES	57,363	91,724	13,154
GENERAL AND ADMINISTRATIVE EXPENSES	41,510	35,941	9,518

OPERATING PROFIT	236,770	235,315	54,293
FINANCIAL EXPENSES - net	50,854	87,028	11,661

INCOME BEFORE TAXES ON INCOME	185,916	148,287	42,632
TAXES ON INCOME	61,423	56,468	14,086

NET INCOME FOR THE PERIOD	124,493	91,819	28,546

EARNINGS PER SHARE ("EPS") :
Basic	0.68	0.50	0.15

Diluted	0.67	0.50	0.15

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	184,288,908	182,981,363	184,288,908

Diluted	186,367,557	184,867,279	186,367,557

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT

OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
	I n t h o u s a n d s

New Israeli shekels (note 2b)
BALANCE AT JANUARY 1, 2005 (audited)	1,840	(2,260)	2,362,027	(23,650)	(750,882)	1,587,075
CHANGES DURING THE 3 MONTHS ENDED
MARCH 31, 2005 (unaudited):
Exercise of options granted to employees	7	2,260	15,526			17,793
Income tax benefit in respect of exercise of options
Granted to employees			2,154			2,154
Deferred compensation related to employee stock option grants			1,105	(1,105)
Amortization of deferred compensation related to employee
stock option grants, net of deferred compensation with
respect to employee stock options forfeited			(38)	4,046		4,008
Net income					124,493	124,493

BALANCE AT MARCH 31, 2005 (unaudited)	1,847	-,-	2,380,774	(20,709)	(626,389)	1,735,523

Convenience translation into U.S. dollars (note 2b)
BALANCE AT JANUARY 1, 2005 (audited)	422	(518)	541,625	(5,424)	(172,181)	363,924
CHANGES DURING THE 3 MONTHS ENDED
MARCH 31, 2005 (unaudited):
Exercise of options granted to employees	2	518	3,560			4,080
Income tax benefit in respect of exercise of options
Granted to employees			494			494
Deferred compensation related to employee stock option grants			253	(253)
Amortization of deferred compensation related to employee
stock option grants, net of deferred compensation with
respect to employee stock options forfeited			(8)	928		920
Net income					28,546	28,546

BALANCE AT MARCH 31, 2005 (unaudited)	424	-,-	545,924	(4,749)	(143,635)	397,964

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels		(see note 2b)
	3 month period ended March 31,		3 month period ended March 31,
	2005	2004	2005
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	124,493	91,819	28,546
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	161,861	134,543	37,116
Amortization of deferred compensation related to
employee stock option grants, net	4,008	381	920
Liability for employee rights upon retirement	2,193	4,683	503
Accrued interest and exchange and linkage differences
on long-term liabilities	8,209	25,823	1,883
Deferred income taxes	59,269	55,602	13,591
Income tax benefit in respect of exercise of option granted to
Employees	2,154	866	494
Capital loss (gain) on sale of fixed assets	56	(191)	13
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(42,639)	(42,372)	(9,777)
Other	(10,462)	(15,520)	(2,399)
Increase (decrease) in accounts payable and accruals:
Trade	5,206	87,287	1,193
Other	(81,307)	(86,978)	(18,644)
Decrease (Increase) in inventories	12,572	(38,856)	2,883
Increase in asset retirement obligations	130	40	30

Net cash provided by operating activities	245,743	217,127	56,352

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(162,307)	(126,957)	(37,218)
Purchase of additional spectrum		(2,962)
Proceeds from sale of fixed assets	13	552	3
Funds in respect of employee rights upon retirement	(1,697)	(3,727)	(390)

Net cash used in investing activities	(163,991)	(133,094)	(37,605)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	17,793	8,555	4,080
Repayment of long term bank loans	(99,560)	(89,300)	(22,830)

Net cash used in financing activities	(81,767)	(80,745)	(18,750)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15)	3,288	(3)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,611	3,774	1,057

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,596	7,062	1,054

Supplementary information on investing activities not involving cash flows

At March 31, 2005, trade payables include NIS 106,555,000 ($ 24,433,000) (unaudited) and NIS 69,232,000 ($ 15,878,000) (unaudited) in respect of acquisition of fixed assets and additional spectrum, respectively. This balance will be given recognition in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited)

1.	Nature of operations:

Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel. The Company launched its 3G network on December 1, 2004.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at March 31, 2005 and for the three-month period then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted in the United States for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles in the United States, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the U.S. dollar	Israeli CPI
	%	%

Three months ended March 31,
2005	1.2	(0.6)
2004	3.4	(0.1)
Year ended December 31,
2004	(1.6)	1.2

The Nominal NIS figures at March 31, 2005 and December 31, 2004 and for the three month periods ended at March 31, 2005 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at March 31, 2005 ($ 1 = NIS 4.361). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited)

3.	Events during the year 2005

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel. Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company.

The net proceeds from the offering (received on April 3, 2005) are approximately NIS 1,927 million (approximately $442 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until March 31, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets.

Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company’s previous facility.

With effect May 1, 2005, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility will be approximately $275 million.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital.

The price per share at which these shares were acquired was NIS 32.2216 per share.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited)

4.	Stock based compensation

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. As to the Recently issued revised FAS 123, see note 5. Compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during the three-months period ended March 31, 2005 is NIS 21.54, ($4.94). The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 58%; risk-free interest rate in NIS terms 3.5%; weighted expected life – 5 years.

No options were granted during the three-months period ended March 31, 2004.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation

			Convenience translation into U.S. dollars
	New Israeli shekels		(see note 2b)
	3 month period ended March 31,		3 month period ended March 31,
	2005	2004	2005
	( U n a u d i t e d )
	In thousands (except EPS data)

Net income, as reported	124,493	91,819	28,546
Add: stock based employee
compensation expense, included
in reported net income	3,110	244	713
Deduct: stock based employee
compensation expense determined
under fair value method for all awards	12,094	899	2,773

Pro-forma net income	115,509	91,164	26,486

EPS:
Basic - as reported	0.68	0.50	0.15

Basic - pro forma	0.63	0.50	0.14

Diluted - as reported	0.67	0.50	0.15

Diluted - pro-forma	0.62	0.49	0.14

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited)

5.	Recent accounting pronouncements:

1)	FAS 123 (revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged.

On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the company). This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (January 1, 2006), based on the awards outstanding as of March 31, 2005, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to March 31, 2005 and prior to our adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated. The impact in 2006 and beyond will depend upon various factors, among them the Company’s future compensation strategy.

2)	FAS 150 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4”(FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited)

5.	Recent accounting pronouncements (continued):

3)	FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29 (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

6.	Contingencies:

a)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

b)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company filed its response on October 1, 2003. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

MARCH 31, 2005

(Unaudited)

6.	Contingencies (continued):

c)	On September 14, 2004, a claim was filed against the Company, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. The Company has filed a response. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

d)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts. Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

e)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: April 20, 2005